THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

August 30, 2010

VIA EDGAR (Correspondence Filing)

Ms. Linda Stirling U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Croft Funds Corporation (the “Registrant”)

Post-Effective Amendment No. 19

File Nos. 33-81926; 811-08562

Dear Ms. Stirling:

On behalf of the Registrant, this letter responds to the supplemental comment you provided to Lynee Hicks with respect to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement (the “Amendment”) filed with respect to the Croft Value Fund and the Croft Income Fund (each a “Fund,” collectively, the “Funds”).  Your comment is set forth below and is followed by the Registrant’s response.

Prospectus

Comment 1:	In the “Shareholder Fees” table, please revise the “Early Redemption Fee” line item to conform to the Form N-1A.
Response:

The “Early Redemption Fee” line item has been revised as follows:

“~~Early~~ Redemption Fee (as a percentage of amount redeemed ~~for shares redeemed~~ within 30 days of purchase~~(as a percentage of amount redeemed~~)”

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP